Exhibit 10.45

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is entered into as of April 1, 2010, 2010 (the “Effective Date”) by and between Robert Werner, an individual (“Employee”), and MxEnergy Inc., a Delaware corporation (the “Company”).  Employee and the Company are referred to individually herein as a “Party” and collectively as the “Parties.”  Terms within this Agreement that begin with initial capital letters shall have the meaning specially set forth herein, unless the context clearly demonstrates a different meaning.

1.     Employment.  Employee shall serve as Vice President, Supply, of the Company, will report to the Chief Executive Officer (“CEO”) or whomever the CEO designates in the event of a reorganization (but in no event anyone other than the CEO or someone serving as the Company’s Chief Operating Officer or as an executive vice president), and will render such services consistent with the foregoing role.  Employee’s office shall be located at the Company’s principal Houston, Texas location (the “Houston Office”).

2.     Term.  Unless earlier terminated in accordance with this Section 2, the Company’s employment of Employee pursuant to this Agreement shall commence on the Effective Date and end on the third anniversary of the Effective Date (the “Initial Term”); provided, however, that this Agreement shall remain in effect thereafter for consecutive one-year periods (each a “Renewal Term”) provided that neither Party has provided written notice to the other Party, at least sixty (60) days prior to the expiration of the Initial Term or the then-current Renewal Term, that this Agreement shall terminate at the end of such Initial Term or Renewal Term, as applicable.  Notwithstanding the foregoing, (a) the Company may terminate this Agreement (i) on the account of Employee’s death; (ii) for Business Reasons (as defined below); or (iii) without Business Reasons, upon sixty (60) days’ written notice; and (b) Employee may terminate this Agreement (i) as the result of a Constructive Termination (as defined below); or (ii) upon sixty (60) days’ written notice for any reason other than a Constructive Termination.  The term “Termination Date,” as used in this Agreement shall mean (A) if this Agreement is terminated on account of Employee’s death, the date of death; (B) if this Agreement is terminated by the Company, the date on which such termination occurs as set forth in a notice of termination given to Employee by the Company in accordance with Section 11(b); or (C) if the Agreement is terminated by Employee, the date indicated in a notice of termination given to the Company by Employee in accordance with Section 11(b).  The period between the Effective Date and the Termination Date is the Employment Term.

3.     Base Salary; Signing Payment.  The Company shall pay Employee base salary (“Base Salary”) at an annual rate of $300,000.  Employee’s Base Salary shall be paid in conformity with the Company’s salary payment practices generally applicable to the Company’s similarly situated executive employees.  In addition, within ten (10) days of the Effective Date, the Company shall pay Employee a lump sum of $31,253, which such amount equals the difference between the amount of base salary that Employee earned between August 13, 2009 and the Effective Date and the amount of base salary that Employee would have earned during that time had his annualized base salary been $300,000.

4.     Bonus.  The Company shall pay Employee an annual bonus (the “Annual Bonus”) based on Employee’s and the Company’s performance for each complete and partial fiscal year in which this Agreement is in effect, which such bonus shall be determined and paid annually in a manner consistent with the determination and payment of bonuses paid to other executives of the Company.  For purposes of determining Employee’s Annual Bonus, the target shall be 100% of Employee’s Base Salary (the “Target Bonus”) for performance that the Board determines, in its sole discretion, to be satisfactory.  If performance goals are exceeded, the Annual Bonus may exceed the Target Bonus; provided however that in no event shall the Annual Bonus exceed 150% of Employee’s Base Salary.  The Annual Bonus shall be paid annually in a manner consistent with the payment of bonuses paid to other executives of the Company; provided, however, such bonus shall not be paid later than two and one-half (2 ½) months following the end of the year to which the performance objectives relate.

5.  Employee Benefits.

(a)   Stock Options and Other Stock Awards.  During the Employment Term, the Employee shall be entitled to participate, on the same basis as other similarly situated employees of the Company, in any future stock option plans and any other equity based incentive plans as may be approved by the compensation committee of the Board of Directors from time to time.  Nothing in this Section 5(a) shall preclude Employee from continuing to participate in stock option plans and other equity based incentive plans in which he participates as of the Effective Date.

(b)   Other Employee Benefits.  During the Employment Term, the Employee shall be entitled to receive all benefits provided to executive employees of the Company generally from time to time, including health, life insurance and disability, and all other retirement (including without limitation 401(k)), welfare, and fringe benefits provided to the Company’s executive employees generally, in each case so long as, and to the extent, the same exist; provided, that in respect to each such plan Employee is otherwise eligible and insurable in accordance with the terms of such plans.

(c)   Vacation, Sick Leave, Holidays and Sabbatical.  Employee shall be entitled to paid time off (“PTO”), sick leave, and holidays in accordance with the policies of the Company as they exist from time to time, and as provided to executive-level employees.  PTO not used during any calendar year will not roll over to the following year.

6.             Termination Pay.

(a)             Resignation, Death, or Termination for Business Reasons.  If (i) Employee voluntarily terminates his employment, other than as a result of a Constructive Termination (as defined below), or (ii) the Company terminates Employee’s employment for Business Reasons (as defined below), then in any such event (A) Employee will be paid all accrued but unpaid PTO, expense reimbursements and other benefits due to Employee through the Termination Date under any Company-provided or paid plans, policies and arrangements, (B) Employee will be paid all accrued and unpaid salary through the Termination Date, and (C) Employee will not be paid or accrue the right to be paid any other compensation.  Any amount payable hereunder shall paid pursuant to the applicable provisions of Sections 3 and 4, above.

(i)            The term “Business Reasons” as used herein means Employee’s: (A) gross negligence, willful misconduct or other willful malfeasance in the performance of his duties hereunder; (B) conviction of, or plea of nolo contendere to, or written admission of the commission of, a felony or other criminal offense involving moral turpitude; (C) any act involving moral turpitude, fraud or misrepresentation with respect to his duties for the Company or its affiliates; (D) any act or omission that constitutes a failure to follow the reasonable, lawful directives of the Company’s CEO or Board of Directors or willful, material breach of this Agreement; provided, that the Board must provide written notice of such failure or breach within five (5) days after the initial act, omission or breach and Employee must fail to correct such failure, omission or breach within twenty (20) days after his receipt of such written notice.  For purpose of this paragraph, no act or failure to act by Employee shall be considered “willful” if such act of failure to act occurred at the direction of the Company’s CEO or Board of Directors.

(b)           Constructive Termination or Termination without Business Reasons.  If (i) Employee terminates his employment as a result of a Constructive Termination, or (ii) the Company terminates Employee’s employment without Business Reasons (excluding because of Employee’s death), then within thirty (30) days of the Termination Date, or earlier if required by law, the Company shall pay Employee: (A) all accrued but unpaid PTO, expense reimbursements and other benefits due to Employee through the Termination Date under any Company-provided or paid plans, policies and arrangements, (B) any accrued and unpaid Annual Bonus for a previous fiscal year, which such amount shall be paid pursuant to the provisions of Section 4, above, and (C) all accrued and unpaid salary through the Termination Date.  In addition, subject to Section 6(e) below and Employee’s signing and not revoking a general release of claims against the Company and its successors in a form substantially similar to that attached as Exhibit A and such release becoming irrevocable within sixty (60) days after the date of Employee’s termination, the Company shall pay to Employee upon the expiration of such sixty (60) day period, a lump sum equal to: (1) the amount of his Base Salary for the greater of: (A) twelve (12) months; or (B) the remainder of the Initial Term that existed as of the Termination Date, if applicable; and (2) the Target Bonus.

(c)           Constructive Termination.  For purpose of this Agreement, a “Constructive Termination” shall be deemed to occur if (1) Employee gives the Company written notice of the existence of one of the events arising without Employee’s consent listed in clauses (i) through (iii) below, within thirty (30) days of the initial existence of such event; (2) the Company has failed to cure such event within thirty (30) days following the date such notice is given; and (3) the Employee elects to voluntarily terminate employment within the ninety (90) day period immediately following any of the following events: (i) Employee is required to relocate his place of employment, other than a relocation within fifty (50) miles of the Company’s Houston Office, (ii) there is an intentional and material reduction in Employee’s Base Salary, other than any such reduction consistent with a general reduction of pay across the executive staff as a group, as an economic or strategic measure due to poor financial performance by the Company, (iii) any material breach by the Company of Section 11(c)(i) of this Agreement, provided, that a Constructive Termination will not be deemed to have occurred if, within sixty (60) days of a Change of Control, the Executive is offered an employment contract by the new owner of the Company which is at least as economically favorable to the Executive as this Agreement, (iv) a material reduction in Executive’s authority, duties, and responsibilities, or (v) there occurs any other material breach of this Agreement by the Company after a written demand for substantial performance is delivered to the Company by Employee which specifically identifies the manner in which Employee believes that the Company has materially breached this Agreement, and the Company has failed to cure such breach to the reasonably satisfaction of Employee within thirty (30) days following the delivery of such notice.

(d)           Termination Following a Change in Control.  If there is a Change in Control during the Initial Term or any Renewal Term, as applicable, and either: (i) a Constructive Termination occurs; (ii) the Company terminates Employee’s employment without Business Reasons within twelve (12) months following the Change in Control; or (iii) the Company elects not to extend this Agreement for a Renewal Term within the twelve (12) months that follow the Change in Control, then subject to Section 6(e) below and Employee’s signing and not revoking a general release of claims against the Company and its successors in a form substantially similar to that attached as Exhibit A and such release becoming irrevocable within sixty (60) days after the date of Employee’s termination, the Company shall pay to Employee upon the expiration of such sixty (60) day period, in addition to all amounts otherwise owed hereunder, a lump sum equal to Employee’s Base Salary.  For purposes of this Agreement, a “Change in Control” shall have the same meaning as in Treas. Reg. §§ 1.409A-3(i)(5)(vi) and 1.409A-3(i)(5)(vii), except that for purposes of Treas. Reg. § 1.409A-3(i)(5)(vi)(1), the phrase “30 percent” shall be replaced with “50 percent.”

(e)           Code Section 409A Compliance.  To the extent amounts or benefits that become payable under this Agreement on account of the Employee’s termination of employment (other than by reason of the Employee’s death) constitute “nonqualified deferred compensation plan” within the meaning of Code Section 409A (“Deferred Compensation”), payment of such amounts and benefits shall commence when the Employee incurs a “separation from service” within the meaning of Treasury Regulation 1.409A-1(h), without regard to any of the optional provisions thereunder, from the Company and any entity that would be considered a single employer with the Company under Code Section 414(b) or 414(c) (“Separation from Service”).  Such payments or benefits shall be provided in accordance with the timing provisions of this Agreement by substituting this Agreement’s references to “termination of employment” or “termination” with “Separation from Service.”  Notwithstanding the foregoing, if at the time of the Employee’s Separation from Service, the Employee is a “specified employee” (within the meaning of Code Section 409A and Treasury Regulation Section 1.409A-3(i)(2)), any such Deferred Compensation will not be paid until after the earlier of (i) the first business day of the seventh month following Employee’s Separation from Service, or (ii) the date of the Employee’s death (the “409A Suspension Period”).  Within 14 calendar days after the end of the 409A Suspension Period, the Company shall then pay to Employee, without interest, all such Deferred Compensation that would have otherwise been paid under this Agreement but for the imposition of the 409A Suspension Period.  Thereafter, the Company shall pay Employee any remaining unpaid Deferred Compensation in accordance with this Agreement as if there had not been a six-month delay imposed by this paragraph.  For the purpose of this Agreement, each payment that is part of a series of installment payments shall be treated as a separate payment for purposes of Code Section 409A.

(f)            Code Section 280G.

(i)            Notwithstanding any provision of this Agreement to the contrary, if Employee becomes entitled to payment and/or benefits by this Agreement or any other amounts in the nature of compensation, whether alone or together or with payments or benefits that Employee receives or realizes or is then entitled to receive or realize from the Company or any of its affiliates or ay other person whose actions result in a change of ownership or effective control of the Company, and such payments and/or benefits would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code (the “Code”) and/or any corresponding and applicable state law provision, the payments and/or benefits provided to Employee under this Agreement will be reduced by reducing the amount of payments or benefits payable to Employee (the “280G Reduction”) to the extent necessary so that no portion of Employee’s payments or benefits will be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by Employee with respect to such excise tax (such excise tax, together with any such interest and penalties are hereinafter collectively referred to as the “Excise Tax”).  Notwithstanding the foregoing, the 280G Reduction will be made only if, by reason of that deduction, Employee’s “net after tax benefit” (as defined below) exceeds the net after tax benefit he would realize if the 280G Reduction were not made.  The reduction of payments or benefits shall be made by reducing, first, cash payments in in the order receivable in time, and then, to the extent necessary, from the non-cash benefits in similar order.  To the extent that the 280G Reduction is not applicable because Employee’s net after tax benefits is greater than the net after tax benefit that he would receive if the 280G Reduction were made, then the Company will pay to Employee a “Gross-Up Payment” as set forth below in Section 6(f)(iii).

(ii)           For purposes of this Section 6(f), “net after tax benefit” means the sum of (a) the total amount received or realized by Employee pursuant to this Agreement that would constitute a “parachute payment” within the meaning of Section 280G of the Code and any corresponding and applicable state law provision, plus (b) any and all other payments or benefits that Employee receives or realizes or is then entitled to receive or realize from the Company and any of its affiliates or that are otherwise within the scope of payments and/or benefits provided for in sub-clause (i) above that would constitute a “parachute payment” within the meaning of Section 280G of the Code and any corresponding and applicable state law provision, less (c) the amount of federal, state and local and social security taxes payable with respect to the payments or benefits described in (a) and (b) above calculated at the maximum marginal individual income tax rate for each year in which payments or benefits are realized by Employee (based upon the rate in effect for that year as set forth in the Code at the time of the first receipt or realization of the foregoing), less (d) the amount of excise taxes imposed with respect to the payments or benefits described in (a) and (b) above by Section 4999 of the Code and any corresponding and applicable state law provision.

(iii)          As provided above, in the event that (a) Employee’s net after tax benefit without the 280G Reduction is greater than the net after tax benefit that he would receive if the 280G Reduction were made, and (b) it shall be determined that any payment or distribution by the Company to or for the benefit of Employee (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section) (a “Payment”) would be subject to the Excise Tax, then the Company will pay to Employee an additional payment (a “Gross-Up Payment”) in an amount such that after payment by Employee of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, both any income taxes (and any interest and penalties imposed with respect thereto), and the Excise Tax imposed upon the Gross-Up

Payment, Employee retains and amount of the Gross-Up Payment equal to seventy-five percent (75%) of the Excise Tax imposed upon the Payments.

A.            Subject to the provisions of this Section 6(f), all determinations required to be made under this Section, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by an outside nationally recognized accounting firm selected by the Company or the Board of Directors of the Company, in its sole and absolute discretion (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and Employee within 15 business days of the receipt of notice from Employee that here has been a Payment, or such earlier time as is requested by the Company.  In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder).  All fees and expenses of the Accounting Firm shall be borne solely by the Company.  Any Gross-Up Payment, if applicable, as determined pursuant to this Section 6(f), shall be paid by the Company to Employee within thirty (30) days of the receipt of the Accounting Firm’s determination, but in no event later than the end of the calendar year following the year in which the related taxes are remitted to the taxing authority.  All determinations made by the Accounting Firm shall be based on detailed supporting calculations provided both to the Company and Employee at such time as is requested by either Party.  Any determination by the Accounting Firm shall be binding upon the Company and Employee.  In the event that the Company exhausts its remedies pursuant to Section 6(f)(iii)(B) and Employee thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment (as defined below) that has occurred and the Company’s pro rata portion of any such Underpayment shall be promptly paid by the Company to or for the benefit of Employee.  In no event shall the Gross-Up Payment be made later than the end of the service provider’s taxable year next following the service provider’s taxable year in which the related taxes are remitted to the taxing authority.

B.            Employee shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require an additional Payment or Payment, as the case may be, which have not been made by the Company, but could have been made pursuant to this Section 6(f) (the “Underpayment”).  Such notification shall be given as soon as practicable but no later than ten business days after Employee is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid.  Employee shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due).  If the Company notifies Employee in writing prior to the expiration of such period that it desires to contest such claims, Employee shall:

(i)                                     give the Company any information reasonably requested by the Company relating to such claim;

(ii)                                  take such action in connection with contesting such claim as the Company shall reasonably request from time to time including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company;

(iii)          cooperate with the Company in good faith in order to effectively contest such claim; and

(iv)                              permit the company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all reasonable costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Employee harmless, on an after-tax basis, for seventy-five percent (75%) of any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses.  In no event shall the payment of any Excise Tax or income tax (including interest and penalties related thereto) be made later than the end of the service provider’s taxable year next following the service provider’s taxable year in which the related taxes are remitted to the taxing authority.  Without limitation on the foregoing provisions of this Section 6(f)(iii)(B), the Company shall control all proceedings taken in connection with such contest and, at it sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and confdrences with the taxing authority in respect of such claim and may, at its sole option, either direct Employee to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Employee agrees to prosecute such contest tot a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine and subject to the Company covering all out of pocket expenses incurred in such contest; provided, however, that if the Company directs Employee to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Employee that represents the Company’s pro rata share of any payment, on an interest-free basis and shall indemnify and hold Employee harmless, on an after-tax basis, from the Company’s pro rata share of any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of Employee with respect to which such contested amount is claimed to be due is limited solely to such contested amount.

Furthermore, the company’s control of the contest shall be limited to issues and/or claims that are materially related to the imposition of any Excise Tax or with respect to which a Gross-Up Payment would otherwise be payable hereunder and Employee shall be entitled to settle or context, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.  The Parties shall promptly deliver to each other copies of any written communications and summaries of any verbal communications with any taxing authority regarding the matters addressed herein.

C.            If, after the receipt by Employee of an amount advanced by the Company pursuant to Section 6(f)(iii)(B), Employee becomes entitled to receive any refund with respect to such claim, Employee shall (subject to the Company’s complying with the requirements of Section 6(f)(iii)(B)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).  If, after the receipt by Employee of an amount advanced by the Company pursuant to Section 6(f)(iii)(B), a determination is made that Employee shall not be entitled to any refund with respect to such claim and the Company does not notify Employee in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be require to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

7.             Confidential Information.

(a)           Employee acknowledges that the Confidential Information relating to the business of the Company and its subsidiaries which Employee has obtained or will obtain during the course of his association with the Company and subsidiaries and his performance under this Agreement are the property of the Company and its subsidiaries.  Employee agrees that Employee will not disclose or use at any time, either during or after the Employment period, any Confidential Information without the written consent of the Board of Directors of the Company, other than proper disclosure or use in the performance of his duties hereunder.  Employee agrees to deliver to the Company at the end of the term of his employment, or at any other time that the Company may request, all memoranda, notes, plans, records, documentation and other materials (and copies thereof) containing Confidential Information relating to the business of the Company and its subsidiaries, no matter where such material is located and no matter what form the material may be in, which Employee may then possess or have under his control.  If requested by the Company, Employee shall provide to the Company written confirmation that all such materials have been delivered to the Company or have been destroyed.  Employee shall take all reasonable steps to safeguard Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft.

(b)           “Confidential Information” shall mean information which is not generally known to the public and which is used, developed, or obtained by the Company or its subsidiaries relating to the businesses of any of the Company and its subsidiaries or the business of any customer thereof including, but not limited to: pricing models; products or services; fees, costs and pricing structure; designs; analyses; formulae; drawings; photographs; reports; computer software, including operating systems, applications, program listings, flow charts, manuals and documentation; databases; accounting and business methods; inventions and new developments and methods, whether patentable or unpatentable and whether or not reduced to practice; all copyrightable works; the customers of any of the Company and its subsidiaries and the Confidential Information of any customer thereof; and all similar and related information in whatever form.  Confidential Information shall not include any information which (i) was rightfully known by Employee prior to the beginning of his employment with the Company; (ii) is publicly disclosed by law or in response to an order of a court or governmental agency; (iii) becomes publicly available through no fault of Employee or (iv) has been published in a form generally available to the public prior to the date upon which Employee proposes to disclose such information.  Information shall not be deemed to have been published merely because individual portions of the information have been separately published, but only if all the material features comprising such information have been published in combination.

8.             Intellectual Property.  In the event that Employee, as a part of Employee’s activities on behalf of the Company, generates, authors or contributes to any invention, new development or method, whether or not patentable and whether or not reduced to practice, any copyrightable work, any trade secret, any other Confidential Information, or any information that gives any of the Company and its subsidiaries an advantage over any competitor, or similar or related developments or information related to the present or future business of any of the Company and its subsidiaries (collectively “Developments and Information”), Employee acknowledges that all Developments and Information are “work for hire” and the exclusive property of the Company.  Employee hereby assigns to the Company, its nominees, successors or assigns, all rights, title and interest to Developments and Information.  Employee shall cooperate with the Company’s Board of Directors to protect the interests of the Company and its subsidiaries in Developments and Information.  Employee shall execute and file any document related to any Developments and Information requested by the Company’s Board of Directors including applications, powers of attorney, assignments or other instruments which the Company’s Board of Directors deems necessary to apply for any patent, copyright or other proprietary right in any and all countries or to convey any right, title or interest therein to any of the Company’s nominees, successors or assigns.

9.             No Conflicts.

(a)           Employee agrees that in his individual capacity he will not enter into any agreement, arrangement or understanding, whether written or oral, with any supplier, contractor, distributor, wholesaler, sales representative, representative group or customer, relating to the business of the Company or any of its subsidiaries, without the express written consent of the Board, Chief Executive Officer or Chief Financial Officer.

(b)       As long as Employee is employed by the Company or any of its subsidiaries, Employee agrees that Employee will not, except with the express written consent of the Board, become engaged in, render services for, or permit his name to be used in connection with, any for-profit business other than the business of the Company, any of its subsidiaries or any corporation or partnership in which the Company or any of its subsidiaries have an equity interest.

10.           Non-Competition Agreement.

(a)       Employee acknowledges that Employee’s services are of a special, unique and extraordinary value to the Company and that Employee has access to the Company’s trade secrets, Confidential Information and strategic plans of the most valuable nature and develops goodwill on behalf of the Company.  Accordingly, Employee agrees that during the Restricted Term (as defined below), Employee shall not directly or indirectly own, manage, control, participate in, consult with, render strategic, managerial sales, marketing, investment, financial, or other non-administrative services for, or in any manner engage in any business Competing (as defined below) with the businesses of the Company or any of its subsidiaries as such businesses exist or are in process of development on the Termination Date (as evidenced by written proposals, market research or similar materials).  A business is a Competing business if it engages in the deregulated retail marketing of natural gas or electricity in markets in which the Company has operated at any time during the two-year period ending on the Termination Date.  Nothing herein shall prohibit Employee from being a passive owner of not more than 5% of the outstanding stock of any class of a corporation that is publicly traded, so long as Employee has no active participation in the business of such corporation.  For purposes of this Agreement, the “Restricted Term” shall run through the duration of the Employment Period, and if Employee has received a severance payment under Section 6(b), one year thereafter.

(b)               In addition, during the Restricted Term, Employee shall not (i) directly or indirectly induce or attempt to induce any employee of the Company or any subsidiary (other than his own assistant) to leave the employ of the Company or such subsidiary, or in any way interfere with the relationship between the Company or any subsidiary and any employee thereof, (ii) hire directly or through another entity any person who was an employee of the Company or any subsidiary at any time during the then-preceding 12 months (unless such employee contacts the Employee on an unsolicited bases), (iii) directly or indirectly induce or attempt to induce any customer, supplier, licensee or other business relation of the Company or any subsidiary to cease doing business with the Company or such subsidiary, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and the Company or any subsidiary, or (iv) disparage the Company, its executive officers, or its directors.

(c)       If any court or tribunal of competent jurisdiction shall determine any of the foregoing covenants to be unenforceable with respect to the term thereof or the scope of the subject matter or geography covered thereby, such remaining covenants shall nonetheless be enforceable by such court or tribunal against such other party or parties or upon such shorter term or within such lesser scope as may be determined by the court or tribunal to be enforceable.

(d)       Because Employee’s services are unique and because Employee has access to Confidential Information and strategic plans of the Company of the most valuable nature and will help the Company develop goodwill, the parties agree that the covenants contained in this Section 10 are necessary to protect the value of the business of the Company and that a breach of any such covenant would result in irreparable and continuing damage for which there would be no adequate remedy at law.  The Parties agree therefore that in the event of a breach or threatened breach of this Agreement, the Company or its successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof.  The Parties further agree that in the event the Company is granted any such injunctive or other relief, the Company shall not be required to post any bond or security that may otherwise normally be associated with such relief.

12.           Miscellaneous Provisions.

(a)       Notice.  Notices and all other communications contemplated by this Agreement shall be in writing, shall be effective when given, and in any event shall be deemed to have been duly given (i) when delivered, if personally delivered, (ii) three (3) business days after deposit in the U.S. mail, if mailed by U.S. registered or certified mail, return receipt requested, or (iii) one (1) business day after the business day of deposit with Federal Express or similar overnight courier, if so delivered, freight prepaid.  In the case of Employee, notices shall be addressed to him at the home address which he most recently communicated to the Company in writing which, as of the Effective Date, is 6509 Edloe Street, Houston, TX 77005.  In the case of the Company, notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Corporate Secretary.

(b)       Notice of Termination.  Any termination by the Company or Employee shall be communicated by a notice of termination to the other Party hereto given in accordance with paragraph (a) hereof.  Such notice shall indicate the specific termination provision in this Agreement relied upon.

(c)       Successors.

(i)    Company’s Successors.  Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall be entitled to assume the rights and shall be obligated to assume the obligations of the Company under this Agreement and shall agree to perform the Company’s obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession.  For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets which executes and delivers the assumption agreement described in this subsection (i) or which becomes bound by the terms of this Agreement by operation of law.

(ii)   Employee’s Successors.  The terms of this Agreement and all rights of Employee hereunder shall inure to the benefit of, and be enforceable by, Employee’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

(iii)  No Other Assignment of Benefits.  Except as provided in this Section 11(c) and in Section 6 above, the rights of any person to payments or benefits under this Agreement shall not be made subject to option or assignment, either by voluntary or involuntary assignment or by operation of law, including (without limitation) bankruptcy, garnishment, attachment or other creditor’s process, and any action in violation of this subsection (iii) shall be void.

(d)       Waiver.  No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by Employee and by an authorized officer of the Company (other than Employee).  No waiver by either Party of any breach of, or of compliance with, any condition or provision of this Agreement by the other Party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(d)   Entire Agreement.  This Agreement shall supersede any and all prior agreements, representations or understandings (whether oral or written and whether express or implied) between the Parties with respect to the subject matter hereof, including without limitation that certain Employment Agreement entered into between the Parties on August 14, 2006, as amended (the “Prior Employment Agreement”).  The Parties expressly acknowledge and agree that this Agreement supersedes the Prior Employment Agreement in its entirety.

(e)   Severability.  The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(f)    Arbitration.  Except for injunctive or other equitable relief in aid of arbitration, any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Houston, Texas, in accordance with the rules of the American Arbitration Association then in effect.  Judgment may be entered on the arbitrator’s award in any court having jurisdiction.  No Party shall be entitled to seek or be awarded punitive damages. All attorneys fees and costs shall be allocated or apportioned as agreed by the Parties or, in the absence of an agreement, in such manner as the arbitrator or court shall determine to be appropriate to reflect the final decision of the deciding body as compared to the initial positions in arbitration of each party.  THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK AS THEY APPLY TO CONTRACTS ENTERED INTO AND WHOLLY TO BE PERFORMED WITHIN SUCH STATE BY RESIDENTS THEREOF.

(g)   Withholding of Taxes.  All payments made pursuant to this Agreement will be subject to withholding of applicable taxes.

(h)   Indemnification.  Employee will be covered under the Company’s insurance policies and, subject to applicable law, will be provided indemnification to the maximum extent permitted by the Company’s bylaws and Certificate of Incorporation, with such insurance coverage and indemnification to be in accordance with the Company’s standard practices for senior executive officers but on terms no less favorable than provided to any Company senior executive officer or director.  Indemnification shall not be awarded for any conduct that is found to be breach by a Court or tribunal of competent jurisdiction to violate this agreement.

(i)    Compliance with Company Policies.  During the Employment Term, Employee will comply with all Company policies generally applicable to the Company’s similarly situated employees.

(j)    Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

(k)   Non-Disclosure.  Unless required by law or to enforce this Agreement, the Parties shall not disclose the existence of this Agreement or the underlying terms to any third party, other than their representatives who have a need to know such matters.

(l)    Legal Fees.  Within thirty (30) days of the Effective Date, the Company shall pay the reasonable legal fees incurred by Employee in connection with the negotiation and drafting of this Agreement in an amount not to exceed $7,500.00.

IN WITNESS WHEREOF, each of the Parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

MxENERGY INC.

By:	/s/ Jeffrey A. Mayer
Name:	Jeffrey A. Mayer
Title:	President and Chief Executive Officer

EMPLOYEE

By:	/s/Robert Werner
Robert Werner

EXHIBIT A

FORM OF RELEASE AGREEMENT

This Release Agreement (this “Agreement”) constitutes the release referred to in that certain Employment Agreement (the “Employment Agreement”) dated as of April 1, 2010, by and among Robert Werner (“Employee”) and MXEnergy, Inc. (the “Company”).

(a)  For good and valuable consideration, including the Company’s provision of certain severance payments in accordance with Section 6 of the Employment Agreement, Employee hereby releases the Company from liability for, and hereby waives, any and all claims, damages, or causes of action of any kind related to Employee’s employment with the Company or the termination thereof, including without limitation all claims, damages and cuases of action arising out of the Age Discrimination in Employment Act of 1967, as amended (collectively, the “Released Claims”).  In no event shall the Released Claims include (a) any claim which arises after the date of this Agreement, (b) any claim to vested benefits under an employee benefit plan, (c) any claims for contractual payments under the Employment Agreement, or (d) any claims to Company stock or otherwise relating to any equity interest that Employee may have.

(b)   By signing this Agreement, Employee is bound by it.  Anyone who succeeds to Employee’s rights and responsibilities, such as heirs or the executor of Employee’s estate, is also bound by this Agreement.

(c)           Employee agrees not to bring or join any lawsuit in any court relating to any of the Released Claims.  Employee represents that Employee has not brought or joined any lawsuit or filed any charge or claim against the Company in any court or before any government agency or arbitratror and has made no assignment of any rights Employee has asserted or may have against the Company to any person or entity, in each case, with respect to any Released Claim.

(d)           By executing and delivering this Agreement, Employee acknowledges that:

(i)            Employee has carefully read this Agreement;

(ii)                                  Employee has had at least [twenty-one (21)] [forty-five (45)] days to consider this Agreement before the execution and delivery hereof to the Company;

(iii)                               Employee has been and hereby is advised in writing that Employee may, at Employee’s option, discuss this Agreement with an attorney of Employee’s choice and that Employee has had adequate opportunity to do so; and

(iv)                              Employee fully understands the final and binding effect of this Agreement; the only promises made to Employee to sign this Agreement are those stated in the Employment Agreement and herein; and Employee is signing this Agreement voluntarily and of Employee’s own free will, and that Employee understands and agrees to each of the terms of this Agreement.

Notwithstanding the initial effectiveness of this Agreement, Employee may revoke the delivery (and therefore the effectiveness) of this Agreement within the seven day period beginning on the date Employee delivers this Agreement to the Company (such seven day period being referred to herein as the “Release Revocation Period”).  To be effective, such revocation must be in writing signed by Employee and must be delivered to the Chairman of the Board of Directors of the Company before 11:59 p.m., Houston, Texas time, on the last day of the Release Revocation Period.  If an effective revocation is delivered in the foregoing manner and timeframe, this Agreement shall be of no force or effect and shall be null and void ab initio.  No consideration shall be paid if this Agreement is revoked by Employee in the foregoing manner.

Executed on this                        day of                           ,               .

Robert Werner